Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

PRESS RELEASE

X-RITE COMPLETES ACQUISITION OF AMAZYS HOLDING AG

Creates Global Leader in the Color Industry

Will Utilize Color Science and Technology Knowledge to Increase Value for All Stakeholders and

Expand Global Color Market Through Innovation

Grandville, Mich., July 5, 2006 – X-Rite, Incorporated (Nasdaq: XRIT), a global leader offering color measurement technology solutions, today announced the completion of its acquisition of Amazys Holding AG for a purchase price of CHF 77 per share plus 2.11 shares of X-Rite, Incorporated stock for each Amazys share. The total purchase price on the settlement date of July 5, 2006 was approximately $280 million. The acquisition was financed through a combination of cash, debt and X-Rite stock. Amazys develops, markets and supports hardware, software and services to measure and communicate color under the GretagMacbeth brand. The combined company will be called X-Rite, Incorporated.

The Major Benefits of the Acquisition Are Expected to Include:

•	Creating a global market leader in the color industry
•	Accelerating technology innovation
•	Building the strongest talent pool in the industry
•	Generating significant synergy potential

The combined company expects to achieve approximately US$25 million of annual operating expense savings in connection with the transaction in year three. The company expects to incur cash restructuring costs totaling approximately US$20 million during the first three years. The transaction is expected to be accretive to X-Rite’s cash EPS during year two of the combined operations.

“Our new company combines top notch talent, technology and products in the color industry,” said Michael C. Ferrara, X-Rite CEO. “We expect our expertise, talent and technology to help us expand the global color market through innovation.”

Organization of the Combined Entity:

A strong team of X-Rite and GretagMacbeth executives lead the combined organization. Michael C. Ferrara is the CEO, Thomas J. Vacchiano, Jr. is the President and COO, Mary E. Chowning is the CFO, and Dr. Francis Lamy is the CTO. The X-Rite Board of Directors is now comprised of nine members, including six current directors of X-Rite and three former directors of Amazys Holding AG.

“I am confident that the new X-Rite Board of Directors and senior management team under the leadership of Michael C. Ferrara, CEO, will ensure that X-Rite excels in every aspect of the business. The combined company is poised to lead the future of the color industry and maximize shareholder value,” said John Utley, X-Rite Chairman.

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Global Headquarters ➢ 3100 44th Street SW ➢ Grandville Michigan 49418  USA ➢ 800 248 9748 ➢ xrite.com

X-Rite/AMAZYS Acquisition, Page 2 of 2

The global headquarters for the combined entity is in Grandville, Michigan, with European Headquarters in Regensdorf, Switzerland, and Asia Pacific Headquarters in Hong Kong. X-Rite will be represented by the new logo that appears on this page, incorporating the core colors of both companies, and symbolizing how our shared values and goals will drive this new company.

Financing and Listing on the SWX Exchange:

The cash portion of the transaction was financed through a combination of cash on hand and new borrowings. Goldman Sachs provided a total debt package of US$220 million to fund the transaction and post-closing working capital needs. Concurrent with the settlement X-Rite has established a secondary listing on the SWX Swiss Exchange.

“We are excited about the potential financial benefits this acquisition brings to X-Rite shareholders,” said Mary E. Chowning, X-Rite Chief Financial Officer. “The synergies expected from this acquisition will reduce costs, enhance our margins, and ultimately increasing our shareholder value.”

Advisors:

X-Rite was advised exclusively by Headwaters MB for investment banking and financial advisory services, including securing debt financing which has been committed by Goldman Sachs. X-Rite’s other advisors include McDermott Will & Emery LLP and Wenger Plattner for legal advice. Amazys Holding AG was advised by Credit Suisse for investment banking and financial advice, and by Lenz & Staehelin for legal advice.

For Further Investor Information:

Mary E. Chowning

X-Rite

(616) 257-2130

investor@xrite.com

For Media Inquiries:

Laura Davis

X-Rite

(616) 257-2134

PublicRelations@xrite.com

About X-Rite:

X-Rite is a global leader offering color measurement technology solutions comprised of hardware, software and services for the verification and communication of color data. The Company serves a broad range of industries, including graphic arts, digital imaging, industrial and retail color matching, and medical, among other industries. X-Rite is global, with 21 offices throughout Europe, Asia, and the Americas, serving customers in 100 countries. Visit www.xrite.com for more information.

IMPORTANT ADDITIONAL INFORMATION

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the forward-looking statements, due to a variety of factors, some of which may be beyond the control of the Company. Factors that could cause such differences include the Company’s ability to sustain increased sales, improve operations and realize cost savings, competitive and general economic conditions, ability to access into new markets, acceptance of the Company’s products and other risks described in the Company’s filings with the U.S. Securities & Exchange Commission (“SEC”). The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or for any other reason.

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Global Headquarters ➢ 3100 44th Street SW ➢ Grandville Michigan 49418  USA ➢ 800 248 9748 ➢ xrite.com